HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District

Wenzhou, Zhejiang Province

People’s Republic of China 325025

August 17, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn:	Ms. Sarah Sidwell

Re:	Huadi International Group Co., Ltd.
Registration Statement on Form F-3 (File No. 333-298251)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Huadi International Group Co., Ltd. hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 19, 2026, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer